Amplitude Healthcare Acquisition Corporation

1177 Avenue of the Americas, Fl 40

New York, NY 10036

August 24, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada Sarmento

Re:	Amplitude Healthcare Acquisition Corporation
Registration	Statement on Form S-4 (the “Registration Statement”)
File	No. 333-256875

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Amplitude Healthcare Acquisition Corporation (the “Registrant”) hereby requests acceleration of the effective date of the above referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time, on August 26, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilmer Cutler Pickering Hale and Dorr LLP, orally request by telephone that such Registration Statement be declared effective.

Please contact Christopher D. Barnstable-Brown, of Wilmer Cutler Pickering Hale and Dorr LLP, special counsel to the Company, at (212) 295-6834 to provide notice of effectiveness, or if you have any other questions regarding this matter.

[Signature Page Follows]

Very truly yours,

AMPLITUDE HEALTHCARE ACQUISITION CORPORATION

By:	/s/ Vishal Kapoor
Name:	Vishal Kapoor
Title:	President